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laura aNTHONy, esq.	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ*	WWW.LAWCAST.COM
CHAD FRIEND, ESQ., LLM
LAZARUS ROTHSTEIN, ESQ.
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OF COUNSEL:
CRAIG D. LINDER, ESQ.**
PETER P. LINDLEY, ESQ., CPA, MBA
STUART REED, ESQ.
MARC S. WOOLF, ESQ.

* licensed in FL and NY

**licensed in FL, CA and NY

October 16, 2017

VIA ELECTRONIC EDGAR FILING

Susan Block

Attorney-Advisor, Office of Transportation and Leisure

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	VirTra, Inc.
Offering Statement on Form 1-A
Filed September 11, 2017
File No. 024-10739

Dear Ms. Block:

We have electronically filed herewith on behalf of VirTra, Inc. (the “Company”) Amendment No. 1 to the above-referenced offering statement on Form 1-A (“Amendment No. 1”). Amendment No. 1 is marked with  tags to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Robert D. Ferris dated October 6, 2017. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Offering Circular

General

Comment 1: We note that the offering circular contains a large number of blanks. Please fill in the missing information in the next amendment or advise.

Response: Pursuant to your request, all of the information that was missing in the original filing (other than pricing and related information that will be included in a supplement to be filed with the Commission after qualification of the Offering Statement) has been included in Amendment No. 1.

Comment 2: We note that you have redacted certain information from Exhibit 6.4 and that you reference a confidential treatment request for the information made by another company. Please note that you will also need to make your own confidential treatment request in order to redact information from an exhibit that you file. Please advise regarding the status of your confidential treatment application. Please also note that the confidential treatment request must be completed before we act on a request for qualification of the Form 1-A. Please refer generally to Rule 251(e) of Regulation A.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Ms. Susan Block

Securities and Exchange Commission

October 16, 2017

Response: Because the Company no longer seeks to redact any information from Exhibit 6.4, the Company has filed a complete, unredacted copy of Exhibit 6.4 with Amendment No. 1. Accordingly, the Company respectfully submits that Comment 2 is no longer applicable.

Cover Page

Comment 3: Refer to the table on page 3. Please revise the table to disclose comparable information based on the total minimum and maximum amounts of the offering. Refer to Item 501(b)(3) of Regulation S-K.

Response: Pursuant to your request, the Company has revised the table on the cover page of the Offering Circular to disclose comparable information based on the total minimum and maximum amounts of the offering; provided, however, that pricing and related information will be included in a supplement to be filed with the Commission after qualification of the Offering Statement.

Use of Proceeds, page 21

Comment 4: We note your disclosure that you plan to use the net proceeds for general corporate purpose including working capital. Please revise to more specifically identify and quantify the principal intended uses of the net proceeds. If you are unable to be more specific, please revise to state that you currently have no specific plan for the proceeds and explain why you are conducting this offering. Refer to Item 504 of Regulation S-K.

Response: Pursuant to your request, the Company has revised the “Use of Proceeds” section (and related disclosure throughout Amendment No. 1) to specifically identify and quantify the principal intended uses of the net proceeds.

Description of Business, page 30

Comment 5: Please briefly expand to explain your international operations and what countries you do business in or advise. In this regard, please also briefly expand the discussion under “Regulatory Matters,” at page 37, as applicable or advise.

Response: Pursuant to your request, the Company has revised the disclosure under “Description of Business—Operations” to briefly explain the Company’s international operations, including identifying the countries in which the Company does business, and to provide additional related disclosure under “Description of Business—Regulatory.”

Director Compensation, page 50

Comment 6: Please revise to include the table and information required by Item 402(r) of Regulation S-K.

Response: Pursuant to your request, the Company has included the table and information required by Item 402(r) of Regulation S-K in Amendment No. 1.

Index to Exhibits

Comment 7: We note that the materials on the FlashFunders website (www.flashfunders.com/virtra) appear to include an investor presentation. Please file this presentation as an exhibit or tell us why you are not required to do so. Additionally, please revise the materials to include the information required by Rule 255(b) of Regulation A.

Response: Pursuant to your request, the Company has filed the investor presentation relating to this offering contained on www.flashfunders.com, which has been revised to include the information required by Rule 255(b) of Regulation A, as Exhibit 13.1 to Amendment No. 1.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Ms. Susan Block

Securities and Exchange Commission

October 16, 2017

Signatures

Comment 8: Please revise the second half of your signature page to include the signature of your principal accounting officer. Refer to Instruction 1 to Signatures on Form 1-A.

Response: Judy Henry, an already-signing individual, is signing in the capacity of principal accounting officer as well as principal financial officer of the Company. Therefore, the Company has added principal accounting officer to the list of capacities in which Ms. Henry is signing the second half of the signature page.

If the Staff has any further comments regarding Amendment No. 1 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Melissa Gilmore/U.S. Securities and Exchange Commission
Andrew Mew/U.S. Securities and Exchange Commission
Donald E. Field /U.S. Securities and Exchange Commission
Robert D. Ferris/VirTra, Inc.
Craig D. Linder, Esq./Legal & Compliance, LLC

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832